UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 3, 2022

Commission File Number: 000-50975

China Finance Online Co. Limited ———————————————————————————————————
(Translation of registrant’s name into English)

HONG KONG ———————————————————————————————————
(Jurisdiction of incorporation or organization)

17th floor of Fuzhuo Plaza A No.28 Xuanwai Street, Xicheng District Beijing, China 100052
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [ ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

TABLE OF CONTENTS

ITEM 4 – DESCRIPTION OF PRIVATE PLACEMENT

SIGNATURE PAGE	4

EXHIBIT INDEX	5

EX-4.1 Form of Securities Purchase Agreement for the sale by private placement ordinary shares to seven investors, including the Form of Warrant

EX-99.1 China Finance Online Press Release for Private Placement issued December 27, 2021

Item 4 – Description of Private Placement

During December 27 and 28, 2021, China Finance Online Co. Limited (“Company”) finalized the negotiation of and then entered into a series of definitive Securities Purchase Agreements (“Purchase Agreement”) with seven investors, two of which are current officers of the Company (together the “Investors”), pursuant to which the investors will purchase an aggregate of 109,999,998 ordinary shares, representing the equivalent of 2,199,999 American Depositary Shares (“ADS”), for an aggregate purchase price of US$13,200,000. The per ADS price is the equivalent of $6.00.  The ordinary shares to be acquired will be issued as ordinary shares and the investors, at their discretion, will dematerialize them into ADS when permitted under United States securities laws. The investors were all located through Company officer efforts and are located in Asia. No commission is due to be paid to any person on the investment into the Company.  The offering was conducted pursuant to Regulation S under the Securities Act of 1933, as amended.

Several of the investor affiliates currently own ordinary shares and/or ADSs of the Company and have been long term investors in the Company.  The investment by the five non-management investors is seen as a statement of confidence in the efforts of current management, which was installed in mid-2021, to improve the business operations of the Company and bring them back to profitability and to increase shareholder value.

In addition to the purchase of the ordinary shares, each of the investors will be issued a warrant to purchase additional ordinary shares from the Company on a one for one basis, which warrant is included in the purchase price of the ordinary shares sold under the Purchase Agreement.

Purchase Agreement

The Purchase Agreement includes typical representations of both the Company about its business operations and authority to act, among others, and investor representations about their authority to act and requirements for the investment being in the nature of a Regulation S offering.

The Purchase Agreement provides for the registration for resale with the Securities and Exchange Commission of all the ordinary shares and warrants sold in the offering and the ordinary shares underlying the warrants (collectively the “Securities”). The Company is obligated to file a registration statement within 60 days of the closing of the transaction and have the registration statement declared effective within 90 days thereafter, provided that if audited financial statements for the fiscal year 2021 are required to be included in the registration statement then additional time will be provided to meet the registration obligation. Additionally, additional time will be provided if there are staff comments that must be addressed by amendment to the registration statement.

The investors are subject to a 180 day lock up after the closing of the transaction.

The closing of the investment transaction is contingent on fulfilment (or waiver) of certain conditions precedent that are additional to the typical conditions of the accuracy of representations and warranties, fulfillment of covenants, compliance with laws, absence of litigation threatening the transaction, authority of the parties to act, no material adverse effect exists relative to the Company, and delivery of agreed documentation.  The additional requirements to be fulfilled include the following:

(i)The parties must obtain from Mr. Zhao, the former chairman of the board, a voting trust over all the ordinary shares (including any ADSs) that he holds in the Company, which will give the management the ability to vote the shares in the same proportions as all the other shareholders vote their shares at a meeting of the shareholders during the next 10 years, unless sooner terminated by the terms thereof;

(ii)The Company is to obtain shareholder approval of the transaction and board approval of an increase in the number of directors to seven persons, and the additional director will be appointed in accordance with the director independence requirements of Nasdaq;

(iii)The co-investment of the other investors in the transaction so that all the ordinary shares and warrants are sold in the transaction at one time; and

(iv)The continued listing of the ADSs on Nasdaq.

The Company is required to provide broad indemnification to the investors for any of its breaches of the Purchase Agreement, unpaid tax liability of the Company, fines and penalties imposed by governmental authorities on the Company, failure to fulfill the November 2018 Share Transfer Transaction with West Platinum Limited, and losses under certain management securities purchase agreements and another similar agreement. Losses will be grossed up for any tax liability on the payment amount.

The Company covenants that the proceeds from the offering will be used for the current business expansion plan, current capital expenditure plan and other liquidity demands of the Company.

Warrant

The warrant issued as part of the investment transaction to the investors is exercisable at $7.60 for each 50 ordinary shares, the equivalent to one ADS. The warrant will be exercisable for five years, and the warrant has a cashless exercise option for the holder thereof. The number and price of the ordinary shares underlying the warrant are subject to adjustment for typical anti-dilution events such as forward and reverse stock splits and corporate reorganizations.  In addition, the number and price are subject to a full ratchet price protection during the entire term of the warrant, for any event, including currently outstanding options, warrants and other convertible securities, where the Company issues an ordinary share or issues a security (or adjusts a current outstanding security) to purchase an ordinary share at less than the per share exercise price as stated in the warrant. The ratchet protection is permanent in the event of any issuance of an ordinary share or security for an ordinary share.

Filed Agreements

Each of the Purchase Agreement and the Warrant, in the forms as agreed, are filed as exhibits to this Report on Form 6-K. The above descriptions are only summaries of the agreements and investors should read the entire agreement for a full understanding the terms of the investment transaction.

Special Meeting of Shareholders

As required by the Purchase Agreement and the corporate law of Hong Kong, the Company will call a special meeting of shareholders to approve the investment transaction and issuance of the ordinary shares and warrants, including the underlying shares of the warrants.  The record date will be December 30, 2021, and the anticipated meeting date will be January 28, 2022.  The Company will file a further Report on Form 6-K report to provide the proxy materials as required by a foreign private issuer under the United States securities laws and the laws of Hong Kong and its Memorandum of Association, which report will also confirm the meeting date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Finance Online Co. Limited

Date: January 3, 2022	By:	/s/ Z. James Chen
	Name:	Z. James Chen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Securities Purchase Agreement for the sale by private placement ordinary shares to seven investors, including the Form of Warrant

99.1	China Finance Online Press Release for Private Placement